SO 11/25/03

AP 11/25/2003

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-39027

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 10 2003
DIVISION OF MARKET REGULATION



03052852

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-2001 (MM/DD/YY) AND ENDING 12-31-2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: New name Ryan & Company LP
Old name S. W. RYAN & COMPANY, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 PRESIDENTIAL BLVD. SUITE 246
(No. and Street)

BALA CYNWYD (City) PA. (State) 19004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SCOTT W. RYAN 610-6681930
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RENZI, BERNARDI, SUAREZ & CO.
(Name — *if individual, state last, first, middle name*)

1845 WALNUT STREET, PHILADELPHIA, PA. 19103
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 01 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SCOTT W. RYAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of S. W. RYAN & COMPANY, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Scott W. Ryan
Signature

CFO
Title

Lori McKown
Notary Public


NOTARIAL SEAL
LORI McKOWN, Notary Public
Tredyffrin Twp., Chester County
My Commission Expires Feb. 3, 2003

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Renzi, Bernardi, Suarez & Co.
Certified Public Accountants/Business Advisors

A Professional Association

Howard R. Renzi, CPA
Philip J. Bernardi, CPA, CVA
Edward A. Suarez, CPA, CFE

Janet M. McClafferty, CPA

MEMBER
AMERICAN INSTITUTE OF CPA'S
NEW JERSEY SOCIETY OF CPA'S

To the Shareholders and Board of Directors of
S. W. Ryan & Company, Inc.:

We have audited the accompanying balance sheet of S.W. Ryan & Company, Inc. ("the Company") as of December 31, 2001, and the related statements of income, changes in stockholder's equity and cash flows for the period January 1, 2001, through December 31, 2001. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provided a reasonable basis for our opinion.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 9 to 11, inclusive, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of S. W. Ryan & Company, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the period January 1, 2001, through December 31, 2001 in conformity with generally accepted accounting principles.

Renzi, Bernardi, Suarez & Co

Philadelphia, Pennsylvania
January 28, 2002

587 Haddon Avenue · Collingswood, NJ 08108 · (856) 858-7887
Fax: (856) 858-1142, E-mail Address: rbscpa.com
1845 Walnut Street · 14th Floor · Philadelphia, PA 19103 · (215) 665-3979

S. W. RYAN & COMPANY, INC.
BALANCE SHEET
December 31, 2001

ASSETS

Cash		$3,157,107
Receivable from Broker/Dealers		15,706
Securities (at market)		4,121,354
Furniture, Office Equipment, other Depreciable Property net of accumulated depreciation of	$159,385	11,740
Total Assets		$7,305,907

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts Payable and Accrued Liabilities	$51,492
Commissions Payable	0
Note Payable	0
Total Liabilities	$51,492
Stockholder's Equity:	
Common Stock, $1 par value, 1000 shares authorized, 1000 shares issued and outstanding	1,000
Additional Paid-in Capital	1,011,626
Retained Earnings	6,241,789
Total Stockholder's Equity	$7,254,415
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$7,305,907

The accompanying notes are an integral part of these financial statements.

S. W. RYAN & COMPANY, INC.
INCOME STATEMENT
For the Period January 1, 2001 to December 31, 2001

REVENUES:		
Commissions	$429,152	
Fees	50,931	
Trading Profits/Losses	1,663,569	
Interest (Including $7,876 on U.S. Treasury Obligations)	233,280	
Dividends	16,709	
Investment Banking	0	
Market Making	(35,447)	
TOTAL REVENUES		$2,358,194
EXPENSES:		
Salaries for Voting Stockholder Officers	$60,000	
Other Employee Compensation and Benefits	141,800	
Commissions paid to Independent Contractors	497,120	
Execution and Clearing	(8,145)	
Interest Expense	0	
Occupancy and Equipment Costs	30,490	
Depreciation and Amortization	2,950	
Communications and Quotation Services	47,624	
Regulatory Fees and Expenses	7,813	
Other Expenses	158,593	
TOTAL EXPENSES		$938,245
NET PROFIT		$1,419,949

The accompanying notes are an integral
part of these financial statements

S.W. RYAN & COMPANY, INC.
STATEMENT OF CASH FLOWS
For the Period January 1, 2001 to December 31, 2001

Increase (Decrease) in Cash and Cash Equivalent

Cash Flows From (Used in) Operating Activities:		
Net Income		$819,949
Adjustments To Reconcile Net Income to net cash provided by operating activities:		
Depreciation and Amortization	2,950	
Decrease (Increase) in Receivables	10,169	
Increase (Decrease) in Accounts Payable	(146,240)	
Increase (Decrease) in Taxes Payable	0	
Increase (Decrease) in Commissions Payable	0	
Total Adjustments		($133,121)
Net Cash From (Used in) Operating Activities		$686,828
Cash Flows From (Used in) Investing Activities:		
Net Capital Expenditures	0	
Decrease (Increase) in Securities Positions	590,075	
Net Cash From (Used in) Investing Activities		$590,075
Cash Flows From (Used in) Financing Activities:		
Capital Contribution	648,519	
Capital Distributions	(600,000)	
Increase (Decrease) in Outstanding Debt	0	
Net Cash From (Used in) Financing Activites		$48,519
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		$1,325,422
Cash and Cash Equivalents, Beginning of Period		$1,831,685
Cash and Cash Equivalents, End of Period		$3,157,107

The accompanying notes are an integral part of these financial statements.

S. W. RYAN & COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the period January 1, 2001 to December 31, 2001

	Capital Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2001	$1,000	$963,107	$5,421,840	$6,385,947
Capital Contributions 2001	---	$48,519	---	$48,519
Distributions 2001	---	---	($600,000)	($600,000)
Net Income 2001	---	---	$1,419,949	$1,419,949
Balance at December 31, 2001	$1,000	$1,011,626	$6,241,789	$7,254,415

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

For the period January 1, 2001 to December 31, 2001

Balance at January 1, 2001	$0
Increases	0
Decreases	0
Balance at December 31, 2001	$0

The accompanying notes are an integral part of these financial statements.

S. W. RYAN & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS

1. The Company:

S. W. Ryan & Company, Inc. ("the Company") was incorporated on March 2, 1988, to conduct business as a broker and dealer in securities. Operations commenced on May 2, 1988. By resolution of the Board of Directors dated April 26, 1988, all accounts, assets and liabilities of S. W. Ryan & Company, sole proprietorship, were transferred, conveyed, and assumed by the Company.

2. Summary of Significant Accounting Policies:

Revenue Recognition:

Brokerage commissions on securities transactions are recorded on a trade-date basis. No material difference would exist if transactions were recorded on a settlement-date basis. All other revenue is recorded when it is received by the Company.

Depreciation and Amortization:

Depreciation of furniture, office equipment, and other depreciable property is charged to operations over five years using the straight-line method. The Company takes advantage of Section 179 deductions where possible.

Securities Transactions:

Securities transactions are recorded on a settlement-date basis in order to facilitate reconciliation with the brokerage statements of the Company prepared by Bear, Stearns Securities Corporation.

3. Accounts Receivable:

Accounts Receivable represents commissions due from other broker-dealers including a correspondent broker-dealer with whom the Company acts as an introducing broker, forwarding transactions of its customers to the correspondent broker-dealer for clearing on a fully-disclosed basis.

4. Commitments and Contingencies:

The Company has entered into a lease for 1210 square feet of office space expiring November 30, 2004. Monthly rental payments are $2,924.17 with a yearly escalator clause of $1 per square foot.

At December 31, 2001, rental commitments under the lease were as follows:

2002	$35,090.00
2003	$36,300.00
2004	$37,510.00

5. Net Capital Requirements:

As a broker-dealer registered with the Securities and Exchange Commission, the Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that "aggregate indebtedness" of the Company, as defined, shall not exceed 15 times "net capital", as defined. In addition, Rule 15c3-1 requires "net capital" to be maintained based on a formula depending on the number of stocks that the Company makes a market in, with a minimum of $100,000.

At December 31, 2001, the Company's net capital ratio (aggregate indebtedness to net capital) was 0.015 to 1 and its net capital was $4,496,581. This is $4,298,081 in excess of its required net capital of $198,500.

6. Special Account for the Exclusive Benefit of Customers:

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" since it meets the requirements of Rule 15c3-3(k)(2)(B), which among other provisions, requires the Company to clear all transactions with and for customers on a fully-disclosed basis with a clearing broker-dealer, and to promptly transmit all customer funds and securities to the clearing broker-dealer which carries all of the accounts of such customers.

7. Income Taxes:

Effective March 2, 1988, the stockholders of the Company elected, under the provisions of the Internal Revenue Code (for federal and state purposes) to have the Company taxed as an "S Corporation". Under this election, the earnings and losses of the Company are reported on the individual tax returns of the shareholders. As a result, the Company will incur no federal or state income tax liability on its earnings for 2001. The Company is liable for Pennsylvania Capital Stock tax, Township of Lower Merion Business Privilege Tax and other applicable business taxes.

NOTES TO FINANCIAL STATEMENTS, Continued

8. Securities:

All investment securities of the Company are held at Bear Stearns Securities Corporation. Securities are marked to market as of each month-end, and the corresponding profit or loss is recorded to operations.

Securities positions as of December 31, 2001 consisted of the following:

	STOCKS	OPTIONS	MUNICIPAL	ARB A/C's	TOTAL
LONG	1,066,734	33,150	1,835,816	9,521,061	12,456,761
SHORT	(1,258,128)	(32,535)		(7,044,744)	(8,335,407)
NET	(191,394)	615	1,835,816	2,476,317	4,121,354

9. Related Party Transactions:

Because the Company's earnings flow through to each Shareholders' personal federal and state income tax returns, and since the shareholders take relatively small salaries, the Company directly pays estimated tax payments to cover the resulting tax liability for the proportionate share of its earnings for each shareholder. These payments are treated as capital distributions to each shareholder when they are paid.

10. Profit Sharing Plan:

The Company adopted the S. W. Ryan & Company, Inc. Profit Sharing Plan Dated December 28, 1988 covering all eligible employees. The Board of Directors voted to make a contribution of $8,000.00 to the Plan for the benefit of its employees for the year 2001. The assets of the Plan are held in a Trust established December 28, 1988, and are not under the control of the Company. The Company is under no obligation to continue to make contributions to the plan in the future.

S. W. RYAN & COMPANY, INC.
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE ACT OF 1934

as of December 31, 2001

COMPUTATION OF NET CAPITAL

1. Total Ownership Equity from Statement of Financial Condition	$7,254,415
2. Deduct: Ownership Equity Not Allowable for Net Capital	$0
3. Total Ownership Equity Qualified for Net Capital	$7,254,415
4. Add:	
A. Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital	$0
B. Other (Deductions) or Allowable Credits	$0
5. Total Capital and Allowable Subordinated Liabilities	$7,254,415
6. Deductions and/or charges: Total Nonallowable Assets from Statement of Financial Condition	$11,740
7. Other Additions and/or Allowable Credits	$0
8. Net Capital Before Haircuts on Securities Positions	$7,242,675
9. Haircuts on Securities	$2,746,094
10. Net Capital	$4,496,581

S. W. RYAN & COMPANY, INC.
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE ACT OF 1934

as of December 31, 2001, Continued

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

11.	Minimum Net Capital Required (6-2/3% of line 18)	$3,435
12.	Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	$198,500
13.	Net Capital Requirement (greater of line 11 or 12)	$198,500
14.	Excess Net Capital (line 10 less line 13)	$4,298,081
15.	Excess Net Capital at 1000% (line 10 less 10% of line 18)	$4,491,432

COMPUTATION OF AGGREGATE INDEBITNESS

16.	Total Aggregate Indebtedness Liabilities from Statement of Financial Condition	$51,492
17.	Add:	
	A. Drafts for Immediate Credit	---
	B. Market Value of Securities Borrowed for Which no Equivalent Value is Paid or Credited	---
	C. Other Unrecorded Amounts	---
18.	Total Aggregate Indebtedness	$51,492
19.	Percentage of Aggregate Indebtedness to Net Capital (Line 18 divided by line 10)	1.15%
20.	Percentage of Debt to Debt-Equity Total Computed in Accordance with Rule 15c3-1(d)	0.00%

S. W. RYAN & COMPANY, INC.
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE ACT OF 1934

as of December 31, 2001, Continued

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by S.W. Ryan & Company, Inc. and included in the Company's unaudited Part IIA FOCUS Report filing as of December 31, 2001.

In addition, there are no material inadequacies found to exist or found to have existed since the date of the previous audit, January 28, 2001.

Renzi, Bernardi, Suarez & Co.

Certified Public Accountants/Business Advisors

A Professional Association

Howard R. Renzi, CPA
Philip J. Bernardi, CPA, CVA
Edward A. Suarez, CPA, CFE

Janet M. McClafferty, CPA

MEMBER
AMERICAN INSTITUTE OF CPA'S
NEW JERSEY SOCIETY OF CPA'S

JAN 30 2002

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholders and Board of Directors of
S. W. Ryan & Company, Inc.:

We have examined the financial statements of S. W. Ryan & Company, Inc. ("the Company") for the period ending December 31, 2001, and have issued our report thereon dated January 28, 2002. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

587 Haddon Avenue · Collingswood, NJ 08108 · (856) 858-7887
Fax: (856) 858-1142, E-mail Address: rbscpa.com
1845 Walnut Street · 14th Floor · Philadelphia, PA 19103 · (215) 665-3979

Because of the inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting controls of S.W. Ryan & Company, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness. Also, no facts came to our attention indicating that the exemptive provisions of Rule 15c3-3 had not been complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers Regulation, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Renzi, Bernardi, Decay & Co

Philadelphia, Pennsylvania
January 28, 2002